SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                               AMENDMENT NO. 5 TO
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                             SECURITIES ACT OF 1934

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                      (Name of Person(s) Filing Statement)
                        NEW COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   476142 10 4
                      (CUSIP Number of Class of Securities)

                                  DAVID SANDLIN
                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                 ONE LEAR DRIVE
                 NEWPORT NEWS/WILLIAMSBURG INTERNATIONAL AIRPORT
                             NEWPORT NEWS, VA 23602
                                 (757) 886-5500

                                 With a copy to:

                                David N. Feldman
                              Feldman Weinstein LLP
                              420 Lexington Avenue
                               New York, NY 10170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

Transaction Valuation: $6,500,000                    Amount of filing fee:$1,300

[X]Check box if any part of the fee is offset by Rule 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,300                         Filing Party: The Flight
                                                       International Group, Inc.
Form or Registration No.: Preliminary Proxy Statement  Date Filed: June 10, 2002

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Flight International Group, Inc., a Georgia corporation (the "Company" or "Flight") and amends and supplements the prior
Schedule 13E-3 filings of the Company filed on August 19, 2002, September 30, 2002, November 18, 2002, November 27, 2002 and December 6, 2002. This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of May 9, 2002, as amended, between Flight, its subsidiaries and VTF Corporation (the "Asset Purchase Agreement") pursuant to which Flight agreed to sell substantially all of its and its subsidiaries assets to VTF. On December 17, 2002, at a special meeting of the shareholders of the Company, the shareholders of the Company approved the Asset Purchase Agreement and transactions contemplated thereby. On December 17, 2002, the transactions contemplated by the Asset Purchase Agreement were consummated, with gross proceeds of approximately $6,500,000 to the Company, of which $1,000,000 is being held in escrow for nine months to secure any indemnity claims against the Company. The Company plans to offer the net proceeds from the sale to its shareholders on a pro-rata basis through a tender offer. The Company plans to file an amendment to this Schedule 13E-3 as a joint
Schedule 13E-3/Schedule TO with respect to the tender offer as soon as the terms of the proposed tender offer are known and finalized.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: December 17, 2002                THE FLIGHT INTERNATIONAL GROUP, INC.

                                           By:     /s/ Robert Dynan
                                           Name:   Robert Dynan
                                           Title:  Executive Vice President